                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 7)
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)

                    U.S. Realty Partners Limited Partnership
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                        (Name of Subject Company (Issuer)

                        AIMCO Properties, L.P. -- Offeror
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            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                          Depositary Unit Certificates
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                           (Title of Class Securities)

                                      None
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                       (CUSIP Number of Class Securities)

                                 Patrick J. Foye
                            Executive Vice President
                   Apartment Investment And Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8081
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            Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:

                                Gregory M. Chait
                               Katherine M. Koops
                     Powell, Goldstein, Frazer & Murphy LLP
                   191 Peachtree Street, N.E., Sixteenth Floor
                             Atlanta, Georgia 30303
                                 (404) 572-6600

                            Calculation of Filing Fee

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Transaction valuation*                          Amount of filing fee
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$483,515                                        $97.00
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* For purposes of calculating the fee only. This amount assumes the purchase of 483,515 depositary unit certificates of the subject partnership for $1.00 per unit. The amount of the filing fee equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $                      Filing Party:

Form or Registration No.:                       Date Filed:


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [ ] third-party tender offer subject to Rule 14d-1    [ ]  going-private transaction subject to Rule 13e-3

    [X] issuer tender offer subject to Rule 13e-4         [X]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

CUSIP No. NONE

1. NAME OF REPORTING PERSON(S) S.S.# OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  AIMCO PROPERTIES, L.P.
                  84-1275721

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                     (a)    [ ]
                                                                     (b)    [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  WC, BK

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e))                                            [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         A.       SOLE VOTING POWER

         B.       SHARED VOTING POWER
                           738,485 Units

         C.       SOLE DISPOSITIVE POWER

         D.       SHARED DISPOSITIVE POWER
                           738,485 Units

8.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           738,485 Units

9.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                           [ ]
10.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  Approximately 60.43%

11.      TYPE OF REPORTING PERSON

                  PN

CUSIP No. NONE

1. NAME OF REPORTING PERSON(S) S.S.# OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  AIMCO-GP, INC.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                    (a)    [ ]
                                                                    (b)    [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e))                                            [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         A.       SOLE VOTING POWER


         B.       SHARED VOTING POWER
                           738,485 Units

         C.       SOLE DISPOSITIVE POWER

         D.       SHARED DISPOSITIVE POWER
                           738,485 Units

8.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           738,485 Units

9.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                           [ ]
10.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  Approximately 60.43%

11.      TYPE OF REPORTING PERSON

                  CO

CUSIP No. NONE

1. NAME OF REPORTING PERSON(S) S.S.# OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                  84-129577

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                    (a)    [ ]
                                                                    (b)    [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e))                                            [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Maryland

7.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         A.       SOLE VOTING POWER

         B.       SHARED VOTING POWER
                           738,485 Units

         C.       SOLE DISPOSITIVE POWER

         D.       SHARED DISPOSITIVE POWER
                           738,485 Units

8.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           738,485 Units

9.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                           [ ]

10.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                      Approximately 60.43%

11.      TYPE OF REPORTING PERSON

         CO

             TENDER OFFER STATEMENT/ AMENDMENT NO. 7 TO SCHEDULE 13D

     This Tender Offer Statement on Schedule TO relates to the tender offer by AIMCO Properties, L.P., a Delaware limited partnership, to purchase all of the outstanding depositary unit certificates, or such lesser number of units as are properly tendered, of limited partnership interest of U.S. Realty Partners Limited Partnership, a South Carolina limited partnership (the "Partnership"), at a price of $1.00 per unit, subject to the conditions set forth in the Offer to Purchase dated September 4, 2001, and in the related Letter of Transmittal and Acknowledgment and Agreement, which, as amended and supplemented from time to time, together constitute the tender offer. Copies of the Offer to Purchase, Letter of Transmittal and Acknowledgment and Agreement are filed with this Schedule TO as Exhibits 1, 2 and 3, respectively. In addition, because AIMCO Properties, L.P. is an affiliate of the Partnership, this Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended. It also serves as Amendment No. 7 to the Schedule 13D filed by AIMCO Properties, L.P. and certain of its affiliates.

     The information in Exhibits 1-3, 5(a)-(c) and 6, respectively, is incorporated in this Schedule TO by reference in answer to items 1 through 11 of Schedule TO and in response to Items 1 through 7 of Schedule 13D.

Item 12.  Exhibits.

          1    Offer to Purchase, dated September 4, 2001.

          2 Letter of Transmittal and related Instructions (included as Annex II to the Offer to Purchase attached as Exhibit (a)(1)).

          3    Acknowledgement and Agreement dated September 4, 2001.

          4 Letter, dated September 4, 2001, from AIMCO Properties, L.P. to the unitholders of the Partnership.

          5(a) Credit Agreement (Secured Revolving Credit Facility), dated as of
               August 16, 1999, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated August 16, 1999 is incorporated herein by this reference.)

          5(b) Amended and Restated Credit Agreement, dated as of March 15,
               2000, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.20 to AIMCO Properties, L.P.'s Annual Report on Form 10-K for the year ended December 31, 1999 is incorporated herein by this reference.)

          5(c) First Amendment to $345,000,000 Amended and Restated Credit
               Agreement, dated as of April 14, 2000, among AIMCO Properties, L.P., Bank of America, as Administrative Agent, and U.S. Bank National Association, as Lender. (Exhibit 10.4 to AIMCO's Current Report on Form 10-Q for quarter ended March 31, 2000 is incorporated herein by this reference.)

          6 Agreement of Joint Filing, dated September 4, 2001, among AIMCO, AIMCO-GP, and AIMCO Properties, L.P.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 4, 2001

                                        AIMCO PROPERTIES, L.P.

                                        By: AIMCO-GP, INC.
                                                (General Partner)

                                        By: /s/ Patrick J. Foye
                                            ----------------------------------
                                            Executive Vice President


                                        AIMCO-GP, INC.

                                        By: /s/ Patrick J. Foye
                                            ----------------------------------
                                            Executive Vice President


                                        APARTMENT INVESTMENT
                                        AND MANAGEMENT COMPANY

                                        By: /s/ Patrick J. Foye
                                            ----------------------------------
                                            Executive Vice President

                                  EXHIBIT INDEX


EXHIBIT
NUMBER            DESCRIPTION
-------           -----------
   1              Offer to Purchase, dated September 4, 2001.

   2              Letter of Transmittal and related Instructions (included as
                  Annex II to the Offer to Purchase attached as Exhibit (a)(1)).

   3              Acknowledgement and Agreement dated September 4, 2001.

   4 Letter, dated January 24, 2001, from AIMCO Properties, L.P. to the unitholders of the Partnership.

   5(a) Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties, L.P., Bank of
                  America, Bank Boston, N.A., and First Union National Bank.
                  (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated
                  August 16, 1999 is incorporated herein by this reference.)

   5(b)           Amended and Restated Credit Agreement, dated as of March 15,
                  2000, among AIMCO Properties, L.P., Bank of America, Bank
                  Boston, N.A., and First Union National Bank. (Exhibit 10.20 to
                  AIMCO Properties, L.P.'s Annual Report on Form 10-K for the year ended December 31, 1999 is incorporated herein by this reference.)

   5(c)           First Amendment to $345,000,000 Amended and Restated Credit
                  Agreement, dated as of April 14, 2000, among AIMCO Properties,
                  L.P., Bank of America, as Administrative Agent, and U.S. Bank
                  National Association, as Lender. (Exhibit 10.4 to AIMCO's
                  Current Report on Form 10-Q for quarter ended March 31, 2000 is incorporated herein by this reference.)

   6              Agreement of Joint Filing, dated September 4, 2001, among
                  AIMCO, AIMCO-GP, and AIMCO Properties, L.P.